EXHIBIT 12.1

Kite Realty Group Trust

Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Years ended December 31
	2013	2012	2011	2010	2009
Earnings:
Net (loss) income from continuing operations	$(726,597)	$(11,454,669)	$3,752,729	$(9,256,140)	$3,809,414
Add:
Income taxes expense (benefit)	262,404	(105,984)	(1,294)	265,986	(22,293)
Fixed charges, net of capitalized interest	28,026,382	23,422,793	21,659,785	24,858,996	23,844,114
Distributions and income from majority-owned unconsolidated entity	—	—	—	—	381,514
Less:
Income (loss) from unconsolidated entities	—	—	4,320,155	—	—
Earnings before fixed charges and preferred dividends	$27,562,189	11,862,140	21,091,065	15,868,842	28,012,749

Fixed charges:
Interest expense	$27,993,577	$23,391,937	$21,624,992	$24,831,144	$23,644,881
Capitalized interest	5,081,418	7,444,472	8,486,590	8,807,062	8,892,218
Interest within rental expense	32,805	30,856	34,793	27,852	20,056
Fixed charges of unconsolidated entities	—	—	—	—	179,177
Total fixed charges	33,107,800	$30,867,265	$30,146,375	$33,666,058	$32,736,332
Preferred dividends	8,456,251	7,920,002	5,775,000	376,979	—
Total fixed charges and preferred dividends	$41,564,051	$38,787,267	$35,921,375	$34,043,037	$32,736,332

Ratio of earnings to fixed charges and preferred dividends	(1)	(2)	(3)	(4)	(5)

(1)
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2013 was $14.0 million.  The calculation of earnings includes $54.5 million of non-cash depreciation expense.

(2)
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2012 was $26.9 million.  The calculation of earnings includes $38.8 million of non-cash depreciation expense and a $8.0 million non-cash remeasurement loss on consolidation of Parkside Town Commons, net.

(3)
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2011 was $14.8 million.  The calculation of earnings includes $33.1 million of non-cash depreciation expense.

(4)
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2010 was $18.2 million.  The calculation of earnings includes $36.1 million of non-cash depreciation expense.

(5)
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2009 was $4.7 million.  The calculation of earnings includes $28.6 million of non-cash depreciation expense.